UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3

ss.240.13e-100.

         Schedule 13E-3 [ss.240.13e-3], Rule 13e-3 Transaction Statement Pursuant to Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 [ss. 240.13e-3] thereunder.

                        RULE 13e-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                          [Amendment No. _____________]
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                              OraLabs Holding Corp.
                              (Name of the Issuer)


                    OraLabs Holding Corp., Gary H. Schlatter
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                      (Name of Person(s) Filing Statement)


                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)


                                    684029200
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                       CUSIP Number of Class of Securities


                    Gary H. Schlatter, OraLabs Holding Corp.,
                  18685 E. Plaza Drive, Parker, Colorado 80134
                            Telephone: (303) 783-9499
     COPY TO: Douglas B. Koff, Koff, Corn & Berger, P.C., 303 E. 17th Ave.,
                           Ste. 940, Denver, CO 80203
                            Telephone: (303) 861-1166
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
          and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

    [X]  a.       The filing of solicitation materials or an information
                  statement subject to Regulation 14A (17 CFR 240.14a-1 to
                  240.14b-2], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101]
                  or Rule 13e-3(c) [ss.240.13e-3(c)] under the Securities
                  Exchange Act of 1934.

    [_]  b.       The filing of a registration statement under the Securities
                  Act of 1933.

    [_]  c.       A tender offer.

    [_]  d.       None of the above.

                  Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:[X]

                  Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

                            Calculation of Filing Fee

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Transaction                                            Amount of filing fee
valuation*                         $84,688,992                $9,061.72
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*Set forth the amount on which the filing fee is calculated and state how it was determined. (1)

(1) For purposes of calculating the amount of the filing fee only: This Rule 13e-3 Transaction Statement on Schedule 13E-3 ("Schedule 13E-3") relates to a Stock Exchange Agreement dated as of March 31, 2006 (as amended from time to time, the "Exchange Agreement"), by and among OraLabs Holding Corp., Partner Success Holdings Limited ("PSHL"), and Wo Hing Li. The Exchange Agreement provides for 25,741,335 shares of OraLabs common stock to be issued at closing. The value of the transaction was calculated by multiplying that number of shares by the per-share price (based upon the average of the high and low prices (i.e., $3.29) as of the close of trading on August 14, 2006) and the filing fee was determined by multiplying that result by 0.000107.

 {X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:             $9,061.72

Form of Registration No.:           Preliminary Proxy Statement on Schedule 14A

Filing Party:                       OraLabs Holding Corp.

Date Filed:                         August 21, 2006

-----------

                                  INTRODUCTION

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 ("Schedule 13E-3") is being filed by OraLabs Holding Corp., a Colorado corporation ("OraLabs") and Gary H. Schlatter, President of OraLabs. The preceding persons are collectively referred to herein as the Filing Persons and individually as a Filing Person.

         This Schedule 13E-3 relates to a Stock Exchange Agreement dated as of March 31, 2006 (as amended from time to time, the "Exchange Agreement"), by and among OraLabs, Partner Success Holdings Limited ("PSHL") and Wo Hing Li (the "PSHL Shareholder"). If the transactions contemplated by the Exchange Agreement are approved by OraLabs' stockholders and the other conditions to the closing as provided in the Exchange Agreement are satisfied or waived, the following transactions will occur, among others: OraLabs will acquire 100% of the ownership interest of PSHL and the PSHL Shareholder or his designees will be issued 94% of all the outstanding shares of common stock of OraLabs upon completion of all of the transactions contemplated under the Exchange Agreement; OraLabs will redeem all of the shares of OraLabs common stock owned individually by Gary H. Schlatter, and OraLabs will transfer to Gary H. Schlatter all of its shares in its wholly-owned subsidiary, OraLabs, Inc.; 300,000 shares of common stock will be issued to Oralabs non-employee directors; OraLabs, Inc. may purchase up to 100,000 shares of OraLabs common stock to satisfy a tax liability with respect to the transfer to Mr. Schlatter of OraLabs, Inc.; and OraLabs will be reorganized as a Delaware corporation and its authorized capital will be increased.

         The common stock of OraLabs is listed on the NASDAQ Capital Market, symbol "OLAB". In order to maintain the listing as of the completion of the transactions contemplated by the Exchange Agreement, OraLabs must then satisfy all of the new listing requirements imposed by NASDAQ rather than the less strict continued listing requirements. If OraLabs does not meet all of the requirements as of the closing date, then a result of closing the transactions contemplated by the Exchange Agreement will be the de-listing of OraLabs' common stock from the NASDAQ Capital Market. This Schedule 13E-3 is being filed because a Rule 13e-3 Transaction Statement on a Schedule 13E-3 is required to be filed when a transaction or series of transactions of certain kinds (such as some of the transactions contemplated by the Exchange Agreement) has a reasonable likelihood of causing a class of equity securities of an issuer that is quoted on a national securities exchange or in an inter-dealer quotation system of a registered national securities association to not be quoted on such system. This
Schedule 13E-3 is being filed by the Filing Persons even though each Filing Person expressly disclaims any obligation to file this Schedule 13E-3 and the filing of this Schedule 13E-3 should not be construed as an admission that the transactions contemplated by the Exchange Agreement are a Rule 13e-3 Transaction for which a Rule 13e-3 Transaction Statement is required to be filed.

         Concurrently with the filing of this Schedule 13E-3, OraLabs is filing a preliminary proxy statement on Schedule 14A (the "Proxy Statement") pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the meeting of OraLabs' stockholders at which the stockholders will consider and vote upon the proposals contemplated by the Exchange Agreement. Each of the cross references indicated in the Items of this
Schedule 13E-3 shows the location in the Proxy Statement of the information required to be included in response to such Item of this Schedule 13E-3. The information set forth in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated by reference in this Schedule 13E-3 in its entirety and the responses to each item herein are qualified in their entirety by the provisions of the Proxy Statement and the annexes thereto. The Proxy Statement is in preliminary form and is subject to completion and amendment. All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items set forth in Regulation M-A under the Exchange Act.

         The information contained in this Schedule 13E-3 and/or the Proxy Statement concerning Gary H. Schlatter was supplied by him, and OraLabs does not take responsibility for the accuracy of that information.

ITEM 1. Summary Term Sheet

     Regulation M-A Item 1001

     The information set forth in the Proxy Statement under the caption "Summary Term Sheet" is incorporated herein by reference:

ITEM 2. Subject Company Information

     Regulation M-A Item 1002

     (a) The Company is the subject company of this Schedule 13E-3. Its principal executive offices are at 18685 E. Plaza Drive, Parker, Colorado 80134 and its phone number is (303) 783-9499.

     (b) The information set forth in the Proxy Statement under the following captions is incorporated herein by this reference: "Market for the Common Stock", "Security Ownership of Certain Beneficial Owners and Management".

     (c) - (d) The information set forth in the Proxy Statement under the caption "Market for the Common Stock" is incorporated herein by reference.

     (e) - (f) Not applicable.

ITEM 3. Identity and Background of Filing Persons

     Regulation M-A Item 1003

     (a, c) This Schedule 13E-3 is being filed by the Filing Persons. The information about the Filing Persons contained in the sections entitled "Summary" and "Other Matters" in the Proxy Statement is incorporated herein by reference.

     (b) Not applicable.

ITEM 4. Terms of the Transaction

     Regulation M-A Item 1004

     (a) (1) Not applicable.

     (2) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          "Summary Term Sheet", "Questions and Answers about the Proposed Transactions", "Summary - Reasons for Engaging in the Transactions", "Information Concerning the Annual Meeting", "Special Factors - Recommendation of the Special Committee and Board of Directors; Fairness of the Proposed Transactions", "The Exchange Agreement", and "Material Federal Income Tax Consequences of the Proposed Transactions".

         (c) The information set forth in the Proxy Statement under the caption "Certain Relationships and Related Transactions: OraLabs" is incorporated herein by reference.

         (d) Dissenting shareholders are not entitled to any appraisal rights.

         (e) None.

         (f) Not applicable.

ITEM 5. Past Contacts, Transactions, Negotiations and Agreements

     Regulation M-A Item 1005

     (a) Not applicable.

     (b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          "Summary", "Special Factors": "Background of the Proposed Transactions" and "Interests of Certain Persons in the Proposed Transactions".

     (c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          "Summary Term Sheet", "Questions and Answers about the Proposed Transactions", "Special Factors": "Background of the Proposed Transactions", "Recommendations of the Special Committee and Board of Directors", and "The Exchange Agreement".

     (e) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          "Summary Term Sheet", "Questions and Answers about the Proposed Transactions", "Information Concerning the Annual Meeting", "Security Ownership of Certain Beneficial Owners and Management", "The Exchange Agreement" and Annex 1 to the Proxy Statement. 5

ITEM 6. Purposes of the Transaction and Plans or Proposals

     Regulation M-A Item 1006

     (b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          "Summary Term Sheet", "Questions and Answers About the Proposed Transactions" and "The Exchange Agreement - The Stock Exchange".

     (c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          "Summary Term Sheet", "Questions and Answers About the Merger", "Summary", "Special Factors": "Background of the Proposed Transactions", "Information Concerning the Annual Meeting", "NASDAQ Listing" and "The Exchange Agreement".

ITEM 7.  Purposes, Alternatives, Reasons and Effects

     Regulation M-A Item 1013

     (a) - (d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          "Summary Term Sheet", "Questions and Answers about the Proposed Transactions", "Summary - Reasons for Engaging in the Transactions", "Special Factors": "Background of the Proposed Transactions", "Recommendations of the Special Committee and Board of Directors; Fairness of the Proposed Transactions", "Benefits and Detriments of the Proposed Transactions to OraLabs' Nonaffiliated Shareholders", "Interests of Certain Persons in the Proposed Transactions"; "Material Federal Income Tax Consequences of the Proposed Transactions" and "The Exchange Agreement".

ITEM 8.  Fairness to the Transaction

     Regulation M-A Item 1014

     (a) - (b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          "Summary Term Sheet", "Summary", "Special Factors": "Recommendation of the Special Committee and Board of Directors; Fairness of the Proposed Transactions", "Opinion of Financial Advisor to the Special Committee of the Board of Directors" and "Certain Relationships and Related Transactions": "OraLabs".

     (c) The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

          "Information Concerning the Annual Meeting - Required Vote".

     (d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          "Summary", "Special Factors": - "Background of the Proposed Transactions" and "Recommendation of the Special Committee and Board of Directors; Fairness of the Proposed Transactions".

     (e) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          "Summary Term Sheet", "Questions and Answers about the Proposed Transactions", "Summary", "Special Factors": "Background of the Proposed Transactions", "Recommendation of the Special Committee and Board of Directors; Fairness of the Proposed Transactions", "Special Committee", and "OraLabs Board of Directors".

     (f) Not applicable.

ITEM 9. Reports, Opinions, Appraisals and Negotiations

     Regulation M-A Item 1015

     (a) - (c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          "Summary Term Sheet", "Summary - Opinion of Capitalink, L.C.", "Special Factors": "Background of the Proposed Transactions", "Recommendation of the Special Committee and Board of Directors; Fairness of the Proposed Transactions", "Opinion of Financial Advisor to the Special Committee of the Board of Directors", "Where You Can Find More Information" and Annex 2 to the Proxy Statement.

ITEM 10. Source and Amounts of Funds or Other Consideration

                  Regulation M-A    Item 1007

     (a) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          "Summary Term Sheet", "Questions and Answers about the Proposed Transactions", "Certain Relationships and Related Transactions:
          OraLabs" and "The Exchange Agreement".

     (b) Not applicable.

     (c) Expenses. The information set forth in the Proxy Statement under the following caption, "Fees and Expenses", is incorporated herein by reference.

     (d) Not applicable.

ITEM 11. Interest in Securities of the Subject Company

     Regulation M-A Item 1008

     (a) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          "Summary - Interests of our Directors in the Proposed Transactions", "Security Ownership of Certain Beneficial Owners and Management" and "Certain Relationships and Related Transactions: OraLabs".

     (b) Not applicable.

ITEM 12. The Solicitation or Recommendation

     Regulation M-A Item 1012

     (d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          "Summary Term Sheet", "Questions and Answers about the Proposed Transactions" and "Information Concerning the Annual Meeting - Required Vote".

         (e) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          "Summary Term Sheet", "Questions and Answers about the Proposed Transactions", "Summary" and "Special Factors - Recommendation of the Special Committee and Board of Directors; Fairness of the Proposed Transactions".

ITEM 13. Financial Statements

     Regulation M-A Item 1010

         (a) The information in the Proxy Statement under the following captions is incorporated herein by reference:

          "Summary Historical Financial Data for OraLabs", "Summary Historical Financial Data for PSHL", "Audited Financial Statements as of June 30, 2005 and 2004 for PSHL, and Condensed Financial Statements (Unaudited) as of March 31, 2006 for PSHL.

     In addition, the information set forth in the Consolidated Financial Statements and Independent Auditors' Report included in OraLabs' Annual Report on Form 10-KSB filed for the fiscal year ended December 31, 2005, OraLabs' Annual Report on Form 10-KSB/A filed for the fiscal year ended December 31, 2004, and OraLabs' unaudited Financial Statements included in OraLabs' Quarterly Report on Form 10-QSB filed for the quarters ended March 31, 2006 and June 30, 2006 are also incorporated herein by reference.

     OraLabs' Forms 10-KSB, 10-KSB/A and 10-QSB were filed electronically through the SEC's EDGAR system and are available to the public at the SEC's website at http://www.sec.gov. The Forms 10-KSB, 10-KSB/A and 10-QSB are available to be read and copied at the SEC's public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549.

     (b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          "Pro Forma Combined Summary of Historical Financial Data" and "Pro Forma Condensed Consolidated Financial Statements (Unaudited)".

ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used

     Regulation M-A Item 1009

     (a) - (b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

          "Certain Relationships and Related Transactions: OraLabs", "Fees and Expenses", "Special Factors": "Recommendation of the Special Committee and Board of Directors; Fairness of the Proposed Transactions", "Special Committee", and "OraLabs Board of Directors".

ITEM 15. Additional Information

     Regulation M-A Item 1011

     (b) The entire Proxy Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS

     Regulation M-A Item 1016

     (a) (1) Form of Letter to Stockholders of OraLabs Holding Corp., incorporated herein by reference to Schedule 14A filed with the Securities and Exchange Commission by OraLabs Holding Corp. on August 21, 2006 (the "Schedule 14A").

     (a) (2) Form of Notice of Annual Meeting of Shareholders of OraLabs Holding Corp., incorporated herein by reference to the Schedule 14A.

     (a) (3) Preliminary Proxy Statement filed with the Securities and Exchange Commission on August 21, 2006, by OraLabs Holding Corp. and incorporated herein by reference to the Schedule 14A and form of Proxy to be sent to stockholders of OraLabs Holding Corp., filed with the Securities and Exchange Commission along with the Schedule 14A and incorporated herein by reference to the Schedule 14A.

     (b) Not applicable.

     (c) Opinion of Capitalink, L.C. dated July 19, 2006 and incorporated herein by reference to Annex 2 to the Schedule 14A.

     (d) (1) Stock Redemption Agreement dated April 25, 2006, between OraLabs and Gary H. Schlatter, filed herewith.

     (d) (2) Irrevocable Voting Agreement Coupled with an Interest dated April 25, 2006 and executed by Gary H. Schlatter.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement are true, complete and correct.

                                    ORALABS HOLDING CORP.

                                    By: /s/ Michael I. Friess
                                    ------------------------------------------
                                    Michael I. Friess, Authorized Director

                                    /s/ Gary H. Schlatter
                                    ------------------------------------------
                                    Gary H. Schlatter, Individually

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                             DESCRIPTION

(d)(1) Stock Redemption Agreement dated April 25, 2006, between OraLabs and Gary H. Schlatter, filed herewith.

(d)(2) Irrevocable Voting Agreement Coupled with an Interest dated April 25, 2006 and Executed by Gary H. Schlatter.

                                     EXHIBIT

                                       D-1

                           STOCK REDEMPTION AGREEMENT

         THIS STOCK REDEMPTION AGREEMENT, made and entered into this 25th day of April 2006, is by and between, Gary H. Schlatter, an individual (the "Seller"), and OraLabs Holding Corp., a Colorado corporation, (the "Corporation"). Both Seller and the Corporation will be referred to hereafter as the "Parties."

                                    RECITALS

     A. Seller is the record owner of three million six hundred twenty nine thousand three hundred and fifty (3,629,350) shares of the Corporation's $0.001 par value common stock (the "Seller's Stock").

     B. The Corporation desires to repurchase said Seller's Stock, and the Seller desires to sell, or cause to be sold, all of said shares of stock upon the terms and subject to the conditions set forth below.

     C. The Corporation deems it to be in its best interests to redeem the Seller's Stock.

         NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements contained in this Agreement, and in order to consummate the purchase and sale of the Seller's Stock, it is hereby agreed as follows:

1. Purchase Price and Sale of Seller's Stock.

          1.1. Purchase and Sale. On the terms and subject to the conditions set forth in this Agreement, Seller agrees to sell and transfer to the Corporation, and the Corporation agrees to purchase and accept from Seller, all of the Seller's Stock for the Consideration set forth below.

          1.2. Consideration. Simultaneously with the purchase and sale described in Section 1.1, the Corporation agrees to transfer to Seller all 100 shares that it owns of OraLabs, Inc., a Colorado corporation, a wholly owned subsidiary of the Corporation (the "Consideration").

          1.3. Closing. The Closing shall take place (the "Closing Date") immediately after and at the location of the Closing as defined in that Stock Exchange Agreement dated March 31, 2006 in which the Corporation and the Seller are parties. Delivery of the Seller's Stock and the Consideration, duly endorsed for transfer on the Corporation's and OraLabs, Inc.'s books, together with any other documents necessary to transfer the Seller's Stock and the Consideration shall be accomplished pursuant to the Parties' instructions.

2. Seller's Representations and Warranties.

     The Seller represents and warrants as follows:

          2.1. The Seller is the record and beneficial owner of the Seller's Stock being redeemed hereunder at the Closing Date. He has good, valid and merchantable title to the Seller's Stock free and clear of any and all mortgages, pledges, liens, security interests, conditional sale agreements, charges, restrictions, and encumbrances of every nature whatsoever. Except for the 100,000 shares held by The Schlatter Family Partnership, Seller does not own, beneficially or of record, any additional shares of the Corporation's common stock. Seller does not have any outstanding options to purchase, or any rights or warrants to subscribe for, or any securities or obligations convertible into, or any contract or commitments to issue or sell, shares of the Corporation's common stock, or any other class of securities of the Corporation or any of such warrants, convertible securities or obligations.

          2.2. Seller has at all times had during the course of the negotiations leading to the execution, acknowledgement, sealing and delivery of this Agreement, access to all of the Corporation's books and financial and operational records and to all of the documents and information relating or pertaining to the Corporation's operations and activities.

          2.3. Seller represents that he is a sophisticated investor with knowledge and experience in business and financial matters, that, as an officer and member of the Board of Directors of the Corporation, he has been given access to full and complete information regarding the Corporation and has utilized such access to his satisfaction, or waived the opportunity to do so, for the purpose of obtaining information about and asking questions and receiving answers concerning the Corporation.

          2.4. No action, suit or proceeding is pending at any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction which is reasonably likely to result in an unfavorable injunction, judgment, order, decree, ruling or charge which would (a) prevent consummation of any of the material transactions contemplated by this Agreement; or (b) cause any of the transactions contemplated by this Agreement to be rescinded following consummation.

          2.5. Seller acknowledges that the Consideration for the Seller's Shares has been arrived at through arms length negotiations and that by entering into this transaction he will be foregoing the opportunity for any further appreciation in the value of the Seller's Shares.

3. Representations and Warranties of the Corporation.

     The Corporation represents and warrants to Seller that at the date of execution of this Agreement and at the Closing:

          3.1. The Corporation represents and warrants that the execution and delivery of this Agreement has been duly authorized by the proper corporate action and that the obligations of the Corporation incurred under this agreement constitute valid, binding and enforceable obligations of the Corporation in accordance with their terms.

          3.2. No action, suit or proceeding is pending at any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction which is reasonably likely to result in an unfavorable injunction, judgment, order, decree, ruling or charge which would (a) prevent consummation of any of the material transactions contemplated by this Agreement; or (b) cause any of the transactions contemplated by this Agreement to be rescinded following consummation.

4. Survival of Representations and Warranties.

     All representations and warranties made under this Agreement shall survive the Closing of this sale and delivery of shares of the Corporation by Seller to the Corporation.

5. Post-Closing Covenants.

     The Parties covenant and agree that in case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each of the parties will take such further action (including the execution and delivery of such further instruments and documents) as any other party may reasonably request, all at the sole cost and expense of the requesting party.

6. Miscellaneous Provisions.

     6.1 Counterparts/Facsimile Copies. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument. The Parties agree that facsimile copies of this Agreement and any signature thereon shall be as legally binding and enforceable as the original or copy original of this Agreement or any signatures thereof.

          6.2 Assignability. This Agreement shall not be assignable by either party without the prior written consent of the other party, which may be withheld in the other party's exercise of its sole discretion. This Agreement shall inure to the benefit of and be enforceable by the permitted successors and assigns of the parties.

          6.3 Headings. The section headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of any provisions of this Agreement.

          6.4 Entire Agreement; Incorporation. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein contain every obligation and understanding between the parties relating to the subject matter hereof and merges all prior discussions, negotiations, agreements and understandings, both written and oral, if any, between them, and none of the parties shall be bound by any conditions, definitions, understandings, warranties or representations other than as expressly provided or referred to herein.

          6.5 Notices. Any notices or other communications required or permitted hereunder shall only be sufficiently given if in writing and hand delivered to it, sent by overnight delivery by a courier service of United States and international recognition (such as Federal Express, DHL or UPS) that provides international delivery, expenses prepaid, or by facsimile addressed as follows:


If to
Gary H. Schlatter:         18685 E. Plaza Drive
                           Parker, Colorado 80134
                           Telephone: (303) 783-9499
                           Facsimile: (303) 783-5759
                           Email: gschlatter@oralabs.com


If to OraLabs before
closing, to:               Michael I. Friess
                           5353 Manhattan Circle, Suite 201
                           Boulder, Colorado 80303
                           Telephone: (303) 499-6000 x18
                           Facsimile: (303) 499-6666
                           Email: friessco@aol.com

If to OraLabs after
closing, to:               Mr. Wo Hing Li
                           Partner Success Holdings Limited
                           8th Floor Teda Building
                           87 Wing Lok Street, Sheungwan
                           Hong Kong Special Administrative Region
                           The People's Republic of China
                           Telephone: (852)
                           Facsimile: (852)
                           Email:

With copies to:            Henry F. Schlueter
                           Schlueter & Associates P.C.
                           1050 Seventeenth Street, Suite 1750
                           Denver, Colorado 80265
                           Telephone: (303) 292 3883
                           Facsimile: (303) 296 8880
                           Email: hfschlueter@hotmail.com

And                        Tracy Hung Wan
                           Belmont Capital Group Limited
                           Suite C, 20th Floor, Neich Tower
                           128 Gloucester Road, Wanchai
                           Hong Kong Special Administrative Region
                           The People's Republic of China
                           Telephone: (852) 2517 6262
                           Facsimile: (852) 2548 7788
                           Email: tracyyun@bcghk.com


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

                  or such other addresses as shall be furnished in writing by any party in the manner for giving notices hereunder. Each notice or other communication shall only be effective and deemed to have been received (i) if given by facsimile, one business day after such facsimile is transmitted to the facsimile number specified above, and confirmation of delivery by the sender's machine is given, (ii) if given by hand delivery, the date of delivery as evidenced by a written receipt, or (iii) if given by a courier service, the third business day following the business day of deposit with such service, with shipping charges for the most expedited delivery prepaid or prearranged. As used herein, a "business day" means Mondays through Fridays, excluding days (at the location where the notice is to be delivered) that are national bank holidays. Notice to PSHL shall be deemed to be notice to all Shareholders for all purposes.

          6.6 Governing Law. This Agreement shall be governed by, enforced, and construed under and in accordance with the laws of the United States of America and, with respect to matters of state law, with the internal laws of the State of Colorado without giving effect to its choice of law rules. Except as stated at the end of this paragraph, any dispute, controversy or claim arising under or in any way related to this Agreement or the breach thereof shall only be submitted to and settled by binding arbitration before a single arbitrator by the American Arbitration Association in accordance with the Association's commercial rules then in effect. The arbitration (or legal proceedings described at the end of this paragraph) will only be conducted in Denver, Colorado, which the parties agree is the exclusive venue for the proceedings. Judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. The arbitrator may award reasonable attorneys fees to the prevailing party, or if the arbitrator believes that more than one party has prevailed in separate aspects of the arbitration, the arbitrator may award attorneys fees as it deems appropriate.








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





         IN WITNESS WHEREOF, the parties have executed, acknowledged, sealed, and delivered this Agreement the day and year first hereinabove set forth.

GARY H. SCHLATTER


/s/ Gary H. Schlatter
------------------------------------
Gary H. Schlatter


ORALABS HOLDING CORP.


/s/ Michael I. Friess
--------------------------------------
Michael I. Friess, authorized director

                                     EXHIBIT

                                       D-2

                          IRREVOCABLE VOTING AGREEMENT
                            COUPLED WITH AN INTEREST
                                Gary H. Schlatter

         This Irrevocable Voting Agreement ("Voting Agreement") is entered into in connection with the transactions contemplated by that certain Stock Exchange Agreement dated March 31, 2006 (the "Merger Agreement"), between OraLabs Holding Corp., a Colorado corporation ("OraLabs"), Partner Success Holdings Limited, a British Virgin Islands international business company ("PSHL"), and each of the shareholders of PSHL ( the "Shareholders"). Capitalized terms not defined herein shall have the definition as set forth in the Merger Agreement.

     1. Gary H. Schlatter, a stockholder of OraLabs who owns 3,629,350 shares, hereby irrevocably agrees to vote in favor of the following proposals at any meeting of the stockholders of OraLabs in which the following proposals are submitted to the shareholders of OraLabs for a vote:

                  (a) the election of Wo Hing Li, Leada Tak Tai Li and Shu Keung Leung as directors of OraLabs effective on the Closing Date upon completion of all of the transactions contemplated by the Merger Agreement;

                  (b) the amendment to the Certificate of Incorporation of OraLabs to change its name to "Ameriasia Steel, Inc." or such other name to be determined by PSHL (the "New Name"), and to increase the authorized number of shares of OraLabs from 25,000,000 to 200,000,000 shares;

                  (c) the approval of the Merger Agreement and the transactions contemplated herein, and the Stock Redemption Agreement, and the transactions contemplated therein; and

                  (d) the approval of OraLabs' 2006 Director Stock Plan and issuance of 300,000 shares thereunder to OraLabs non-employee directors, Michael I. Friess and Robert C. Gust prior to the Closing.

     2. Gary H. Schlatter hereby irrevocably agrees to take any and all actions necessary or appropriate to consummate the transactions set forth in the Merger Agreement. Gary H. Schlatter and The Schlatter Family Partnership hereby irrevocably agree not to dissent from the transactions contemplated in the Merger Agreement.

     3. This Voting Agreement is irrevocable and is given in connection with the Merger Agreement and shall remain in full force and effect until the earlier of the time that OraLabs's stockholders have approved the above listed matters or the termination of the Merger Agreement pursuant to its terms.

Dated: April 25, 2006

                    GARY H. SCHLATTER

                    /s/ Gary H. Schlatter
                    -----------------------------------------------------
                    Gary H. Schlatter

                    THE SCHLATTER FAMILY PARTNERSHIP (with respect to its obligations under Paragraph 2 only)


                    /s/ Gary H. Schlatter
                    -----------------------------------------------------
                    a partner of The Schlatter Family Partnership


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